03012387

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
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Hours per response	12.00

SEC FILE NUMBER
8-36696

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gelber Securities, LLC

OFFICIAL USE ONLY
FIRM ID NO.

SEC MAIL PROCESSING SECTION RECEIVED MAR 03 2003 WASH. D.C. 208

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Blvd
(No. and Street)

Chicago	IL	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Gelber (312) 427-7100
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Brian Gelber, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Gelber Securities, LLC, as of December 31, 2002, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the
26th day of February 2003

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-28-2005

Signature

President
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Gelber Securities, LLC
Table of Contents
December 31, 2002

SEC MAIL
PROCESSING
RECEIVED
MAR 03 2003
SECTION
208
WASH., D.C.

Gelber Securities, LLC

Statement of Financial Condition

December 31, 2002

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

AM&G CHECKERS SM

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Members of
Gelber Securities, LLC

We have audited the accompanying statement of financial condition of Gelber Securities, LLC as of December 31, 2002, that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gelber Securities, LLC as of December 31, 2002 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 14, 2003

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Gelber Securities, LLC
Statement of Financial Condition
December 31, 2002

Assets

Cash	$ 56,680
Cash segregated under federal regulations	150,000
Receivables	
Managing Member	1,996,927
Clearing brokers	559,055
Others	67,416
Securities owned (pledged $16,898,792)	35,907,687
Exchange membership (market value $310,000)	317,900
Other assets	90,203
Total assets	$ 39,145,868

Liabilities and Members' Equity

Liabilities	
Securities sold under agreements to repurchase	$ 14,074,971
Payable to traders	933,127
Payable to clearing brokers	106,781
Accounts payable and accrued expenses	1,889,058
Total	17,003,937
Liabilities subordinated to claims of general creditors	1,217,500
Members' equity	20,924,431
Total liabilities and members' equity	$ 39,145,868

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Gelber Securities, LLC (the "Company"), is a registered securities broker-dealer and a notice registered futures commission merchant that enters into proprietary transactions, primarily involving U.S. Government securities, futures and options on futures. Proprietary traders that are members share in net income based primarily on the results of their trading activities. Proprietary traders that are not members participate in the net trading revenue generated from their trading activities.

The Company also provides brokerage services to professional traders located in the midwestern United States and clears all customer transactions either on an omnibus or fully disclosed basis through other brokers.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Segregated Under Federal Regulations—Cash segregated under federal regulations represents amounts segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act.

Securities and Commodities Transactions—Securities and commodities transactions are recorded on trade date. Marketable securities and commodities are valued at market value. Securities, not readily marketable, are valued at estimated fair value as determined by management.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Commissions earned on securities transactions are recorded on trade date.

Resale and Repurchase Agreements—Securities purchased under agreements to resell and securities sold under agreements to repurchase are accounted for as collateralized financing transactions and are carried at the amounts at which the securities will subsequently be resold or reacquired as specified in the respective agreements. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral as appropriate.

Income Taxes—The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal corporate income taxes. Instead, members are liable for federal income taxes on their respective share of taxable income.

Statement of Cash Flows—For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Note 2 Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at fair value or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

Note 3 Securities Owned

Securities owned at December 31, 2002 consist of:

Marketable securities	
Overnight investment	$ 17,700,000
U.S. Government obligations	18,120,281
Equities	30,041
Securities, not readily marketable	57,365
Total	$ 35,907,687

The overnight investment represents the simultaneous purchase and resale of U.S. Government obligations with same day settlement on the purchase and next day settlement on the resale. The fair value of the collateral obtained under this agreement was $17,701,467.

U.S. Government obligations includes $499,341 on deposit with the Managing Member. Also, U.S. Government obligations of $999,242 collateralize amounts due to clearing brokers.

Securities not readily marketable represent investments in private companies that are valued in good faith by management in the absence of readily ascertainable market values. Because of the inherent uncertainty of valuation, management's estimate of values of these investments may differ significantly from the values that would have been used had a ready market existed for these securities.

Note 4 Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to claims of general creditors at December 31, 2002 represent borrowings from the Managing Member pursuant to a subordinated loan agreement that provides for interest at an effective rate of 8 percent per annum and is due on July 31, 2003. This subordinated borrowing is available in computing net capital under the net capital requirements. To the extent that subordinated borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid (see Note 9).

Note 5 Members' Equity

Gelber Group, LLC (the "Managing Member") controls the day-to-day operations, business and affairs of the Company, including distributions and admittance of new members.

All members have units or fractional units that entitle them to, among other things, pro rata voting rights. At December 31, 2002, the Managing Member owns 91 percent of the Company's units.

Contributed capital may not be redeemed by a member for one year and one day after the date of contribution.

Note 6 Related-Party Transactions

The Company clears its commodities transactions through the Managing Member. At December 31, 2002, payable to clearing brokers includes $18,279 due to the Managing Member.

The Managing Member provides certain administrative and clearing services at no cost.

Note 7 Financial Instruments

Proprietary Trading Activities—In connection with its proprietary trading activities, the Company enters into transactions in a variety of cash and derivative financial instruments, including futures and options. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These financial instruments may have market and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market Risk—Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the market values of the underlying financial instruments may result in changes in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the Company's proprietary positions, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to mitigate market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of the individual exchanges. Also, the Company has entered into certain master netting agreements that provide for net settlement of certain transactions.

Note 7 Financial Instruments, *Continued*

Customer Activities—In the normal course of business, the Company's customer activities involve the execution, settlement and financing of customer securities transactions, which are cleared either on an omnibus or fully disclosed basis through other brokers. These activities may expose the Company to off-balance-sheet risk in the event a customer or broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company or broker extends credit to customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company or broker executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to manage the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

Concentration of Credit Risk—The Company enters into various transactions with broker-dealers and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. As a matter of policy, the Company reviews, as considered necessary, the creditworthiness of the parties with which it conducts business.

Note 8 Commitments

The Company is obligated to purchase certain brokerage and execution services from a broker-dealer at a fixed price of $750,000 per quarter plus certain transaction fees through March 31, 2005.

Note 9 Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain minimum "net capital" equal to $250,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined. Net capital changes from day to day, but at December 31, 2002, the Company had net capital and net capital requirements of approximately $19,228,000 and $250,000, respectively. The net capital rule may effectively restrict the repayment of subordinated borrowings and the withdrawal of capital.